SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

August 25, 2011

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period August 12, 2011 to August 24, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	August 25, 2011

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2011 – 26AWC

DEPARTURE OF CHIEF FINANCIAL OFFICER

Alumina Limited CEO Mr John Bevan announced today that Ms Judith Downes has departed from the position of Chief Financial Officer.

Mr Bevan noted the contribution that Ms Downes has made to the role of CFO since her appointment in January 2009.

The Company will make an announcement regarding its new CFO in due course.

For enquiries:

John Bevan

Chief Executive Officer

Phone: +61 3 8699 2601

john.bevan@aluminalimited.com

/s/ Stephen Foster
Stephen Foster
Company Secretary

24 August 2011

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com